UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and
Proximity

EARNINGS RELEASE

FIRST QUARTER 2021

edenor

Results for the first quarter 2021
Ticker: EDN Ratio: 20 Class B shares = 1 ADR Share Cap. net of repurchases: 875 million shares | 43.8 million ADRs Market Cap. net of repurchases[1]: ARS 24.0 bn | USD 154 million	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, May 10, 2021. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE/BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the first quarter of 2021. All figures are stated in Argentine Pesos at constant currency, and the information has been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Statements of Comprehensive Income (Loss), which are expressed at historical values.

Conference Call Information

There will be a conference call to discuss edenor’s 1Q21 results on Tuesday, May 11, 2021, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time.

The presentation will be given by Leandro Montero, edenor’s Chief Financial Officer. For those interested in participating, please dial:

+ 1 (844) 204-8586 in the United States;

+1 (412) 317-6346 if outside the United States;

+54 (11) 3984-5677 in Argentina.

Or via the internet by clicking HERE.

Participants should use conference ID “edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at ir.edenor.com.

1Q 2021 EARNINGS CONFERENCE CALL	To join the conference call, please click HERE

[1] Listing as of 5/7/2021, ARS 27.45 per share and USD 3.53 per ADR

Edenor S.A. – 1Q21 Earnings Release	2

SUMMARY OF RESULTS FOR THE FIRST QUARTER 2021

In millon of Pesos	1Q
in constant purchising power	2021	2020	ΔARS	Δ%
Revenue from sales	21,023	29,365	(8,342)	-28%
Adjusted EBITDA	930	4,569	(3,639)	-80%
Net income	(656)	1,030	(1,686)	na
Capital expenditures	2,529	1,962	567	29%

Revenue from sales decreased by 28%, reaching ARS 21,023 million in 1Q21, mainly due to the tariff freeze in both the Distribution Value Added and the seasonal price passed on to tariffs, which entailed a decrease in revenues in real terms. This decrease in revenue results from the non-application of the inflation adjustment on Own Distribution Costs (CPD) since March 2019, as well as the maintenance of the price of energy between the comparison periods. On its part, the sales volume remained practically constant, with changes in the distribution on account of the increase in residential consumption and the decrease in consumption by commercial and industrial customers as a result of the changes generated by the pandemic.

Adjusted EBITDA decreased by ARS 3,639 million, recording a positive result of ARS 930 million in 1Q21, against profits for ARS 4,569 million in the same period of the previous year. This decrease is mainly accounted for by the decline in the gross margin due to lower revenue from sales in real terms as a result of the tariff freeze, which was partially offset by an improvement in energy losses, and operating costs, which remained practically constant in real terms.

Net results accumulated losses for ARS 656 million in 1Q21, experiencing a ARS 1,686 million decrease compared to the same period of 2020. This variation is mainly due to the previously explained deterioration of the gross margin and operating income and, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market. These negative results were partially offset by a higher results for exposure to changes in purchasing power (RECPAM) caused in part by a higher CAMMESA debt and by a lower income tax charge.

Investments in 1Q21 reached ARS 2,529 million, representing a 29% increase compared to the same period of the previous year, which reflects the Company’s efforts although its gross margin has been reduced on account of the tariff freeze and the constraints generated by the pandemic. These higher investments compared to the same period of 2020 are due to the recovery in the first quarter of part of the previous months’ delays resulting from the preventive and mandatory social isolation (“ASPO”) during the year 2020.

Edenor S.A. – 1Q21 Earnings Release	3

RELEVANT EVENTS

Seasonal Price Update

On March 31, pursuant to ENRE Resolution No. 78/2021, the ENRE issued the new tariff schemes effective as from April 1, based on the wholesale electric market’s (WEM’s) winter seasonal programming. The new tariff scheme reflects the incorporation of the last increase of 5% (with the exception of residential users) in August 2019, as provided by Resolution No. 14/2019 of the Secretary of Renewable Resources and Electricity Market, which had not been passed to tariff and was being burdened by edenor. In turn, the seasonal price increase for large distribution users (GUDIs) is also incorporated, making them equal to the rest of the large WEM users. Beyond the late incorporation of resolution 14, which had been burdened by edenor, these increases reflect changes in the seasonal price of energy that are transferred to the final tariff without affecting edenor's income from the Value Added by Distribution (VAD).

VAD Update

On March 30, 2021, edenor filed its presentation in the Public Hearing addressing the Distribution’s transitory tariff update. Later, on April 30 and pursuant to Resolution No. 107/2021, the ENRE established new tariff schemes including a 9% partial tariff update applicable to users for readings as from May 1, 2021. This update involves a 20.9% VAD increase, generating higher estimated revenues in the amount of ARS 5 billion for the May-December 2021 period.

2021 Budget | Regularization of Liabilities with CAMMESA | Regulation of Sect. 87

On April 30, 2021 and pursuant to Resolution No. 371/2021, the Secretariat of Energy moved forward with the regulation of section 87 of the 2021 Budget. This resolution provides for the application of the “Special Liabilities Regularization Regime” approved in Schedule I of Resolution No. 40 dated January 21, 2021, according to the following criteria:

•	Tariff freeze: A maximum amount of 1 CAMMESA’s Bill
•	Policies implemented to benefit the demand during the period of validity of Executive Order No. 311 (March 2020/December 2020): A maximum amount of 2 CAMMESA’s Bills
•	Investments Plan to be submitted: A maximum amount of 1 CAMMESA’s Bill

In turn, CAMMESA is instructed to perform all necessary acts to process the information submitted by each WEM Distributing Agent to draw up and submit to this Secretariat a summary chart establishing the treatment to be given to the debt under the above described criteria.

Change in Moody’s Local Ratings for Edenor

On April 9, 2021, Moody’s Local downgraded edenor’s domestic currency ratings from “A” to “BBB+”, and foreign currency ratings from “A-” to “BBB”. The outlook remains negative. The change reflects the impact of the tariff lag and the uncertainty on the recoverability of costs and the current regulatory framework.

Edenor S.A. – 1Q21 Earnings Release	4

MAIN RESULTS FOR THE FIRST QUARTER 2021

In millon of Pesos	1Q
in constant purchising power	2021	2020	ΔARS	Δ%
Revenue from sales	21,023	29,365	(8,342)	(28%)
Energy purchases	(12,747)	(18,320)	5,573	(30%)
Gross margin	8,276	11,045	(2,769)	(25%)
Operating expenses	(8,969)	(8,802)	(167)	2%
Other operating expenses	(199)	397	(596)	na
Net operating income	(892)	2,640	(3,532)	na
Financial Results, net	(4,339)	(2,798)	(1,541)	55%
RECPAM*	5,416	2,399	3,017	126%
Income Tax	(841)	(1,211)	370	(31%)
Net income	(656)	1,030	(1,686)	na

Revenue from sales decreased by 28%, to ARS 21,023 million, in 1Q21, against ARS 29,365 million in 1Q20. This ARS 8,342 million decrease is mainly due to the tariff freeze in both the VAD and the seasonal price passed on to tariffs in an inflationary context, which entailed a decrease in revenues in real terms. The failure to apply the update mechanism on the VAD resulted in lower sales in real terms for approximately ARS 3,502 million. Lower revenues are also due to lower billings on account of the real-term decrease in the cost of energy purchases measured in pesos for ARS 4,891 million. On its part, the physical volume of electricity sales, excluding consumptions by shantytowns, experienced a slight increase, generating higher revenues for ARS 51 million in 1Q21 compared to the same period of the previous year.

Detailed below, individual and accumulated values of non-granted VAD adjustments from the ITR and the subsequent transitory update established by resolution 107/21 as of May 2021: [2][3][4][5]

If all adjustments owed to date had been implemented, the VAD for the quarter should have increased by ARS 5,540 million.

[2] Update postponed pursuant to the Tariff Maintenance Agreement

[3] Updates postponed by Act No. 27,541 on Social Solidarity and Productive Reactivation within the Public Emergency Framework

[4] Update postponed by Executive Order No. 1020/2020 extending the tariff freeze until March 2021

[5] VAD Adjustment, Res. No. 107/21, transitory tariff update

Edenor S.A. – 1Q21 Earnings Release	5

	1Q 2021			1Q 2020			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,266	43.5%	2,800,452	2,194	42.2%	2,762,301	3.3%	1.4%
Small commercial	457	8.8%	328,976	466	9.0%	322,303	(2.0%)	2.1%
Medium commercial	373	7.2%	30,947	409	7.9%	31,008	(8.8%)	(0.2%)
Industrial	880	16.9%	6,863	922	17.7%	6,847	(4.5%)	0.2%
Wheeling System	950	18.2%	686	920	17.7%	692	3.3%	(0.9%)
Others
Public lighting	150	2.9%	21	155	3.0%	21	(3.4%)	0.0%
Shantytowns and others	136	2.6%	480	137	2.6%	473	(0.8%)	1.5%
Total	5,212	100%	3,168,425	5,203	100%	3,123,645	0.2%	1.4%

* 542,379 customers benefit from Social Tariff

The volume of energy sales increased by 0.2%, reaching 5,212 GWh in 1Q21, against 5,203 GWh for the same period of 2020. It is worth highlighting that this quarter has been affected by the COVID-19 crisis, which generated strong changes in energy consumptions compared to same period of 2020 which was only affected for a few days. Electricity consumptions by residential customers increased by 3.3%, whereas commercial (small and medium) and industrial customers decreased their consumptions by 5.2% and 4.5%, respectively. The residential demand increased by 72 GWh, mainly because people spend more time at home due to the restrictions on movement and the implementation of the home office modality despite having an average temperature for the quarter 1.4 ° C lower than the previous year. The 45 GWh and 42 GWh decreases for commercial and industrial customers, respectively, are mainly due to the partial or total closure of stores and industries resulting from the measures implemented under the ASPO. However, the abrupt decline in activity evidenced at the beginning of the restrictions imposed last year has been decreasing and reversing, and a recovery in the industrial production index (IPI) can be observed in the quarter compared to the first months of the ASPO. Additionally, the recovery in sales volumes may be partly explained by the tariff lag.

Furthermore, edenor’s customer base rose by 1.4%, mainly on account of the increase in residential customers as a result of the market discipline actions and the installation over the last year of more than 33,700 integrated energy meters that were mainly destined to regularize clandestine connections.

Edenor S.A. – 1Q21 Earnings Release	6

Energy purchases decreased by 30%, to ARS 12,747 million, in 1Q21, against ARS 18,320 million for the same period in 2020. This ARS 5,573 million decrease is mainly due to a 28.4% decrease in the average purchase price in real terms, which generated lower expenses for ARS 4,833 million. The purchase price, frozen since August 2019, has had no modifications between the comparison periods. The update established by Resolution No. 78/21 applies as from April 2021, so it has no effects in 1Q21. This decrease was not affected by the energy volume net of losses, which only fell by 0.5% and was valued at approximately ARS 58 million. In turn, the reference seasonal price for customers is still subsidized by the Federal Government, especially in the case of residential customers, where the subsidy reached 64% of the system’s actual generation cost in the first quarter of 2021. Additionally, the energy loss rate decreased from 18.4% in 1Q20 to 16.6% in 1Q21. Therefore, the decrease in purchases is also explained by the costs associated with energy losses, which decreased by 45% in real terms due to the failure to update the reference seasonal price in an inflationary context, resulting in lower purchases for ARS 682 million.

It is worth highlighting that over the past few years edenor has suffered a systematic deterioration of its assets and financial position as a result of the tariff lag, the increase in operating costs, the drop in demand and the increase in energy theft. Besides, the outbreak of the global pandemic has brought several consequences in economic activities worldwide that directly affected the Company’s activities, generating reduced collections, especially at the beginning of the lockdown. For these reasons, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020, accumulating, as of March 31, 2021, a ARS 14,877 million debt before interest. As regards the treatment of the debt accumulated as of September 30, 2020, pursuant to Resolution No. 371/21 the Secretariat of Energy moved forward with the regulation of the “Special Liabilities Regularization Regime” and requested information to CAMMESA for their determination. As of the date of this report, the Company is elaborating all the additional information requested by this resolution.

Edenor S.A. – 1Q21 Earnings Release	7

Operating expenses increased by 2%, reaching ARS 8,969 million in 1Q21, against ARS 8,802 million in 1Q20. This is mainly explained by the ARS 704 million increase in penalties as a result of the recording of recoveries in 1Q20 for ARS 494 million and the increase of the kWh price established in Res. 78/21 that impacts on the penalties that are pending to be sanctioned for ARS 203 million. This increase was partially offset by a lower consumption of supplies in the amount of ARS 232 million, lower salaries and social security taxes in the amount of ARS 203 million and a lower depreciation of property, plant and equipment in the amount of ARS 128 million.

In million of pesos	1Q
in constant purchising power	2021	2020	ΔARS	Δ%
Salaries, social security taxes	(2,869)	(3,072)	203	(7%)
Pensions Plans	(214)	(188)	(26)	14%
Communications expenses	(155)	(137)	(18)	13%
Allowance for the imp. of trade and other receivables	(667)	(597)	(70)	12%
Supplies consumption	(358)	(590)	232	(39%)
Leases and insurance	(101)	(83)	(18)	22%
Security service	(112)	(90)	(22)	24%
Fees and remuneration for services	(1,857)	(1,899)	42	(2%)
Amortization of assets by right of use	(117)	(96)	(21)	22%
Public relations and marketing	(3)	(1)	(2)	200%
Advertising and sponsorship	(2)	0	(2)	na
Depreciation of property, plant and equipment	(1,705)	(1,833)	128	(7%)
Directors and Sup. Committee members’ fees	(8)	(12)	4	(33%)
ENRE penalties	(477)	227	(704)	na
Taxes and charges	(312)	(427)	115	(27%)
Other	(12)	(4)	(8)	200%
Total	(8,969)	(8,802)	(167)	1.9%

Financial results experienced a 55% increase in losses, reaching ARS 4,339 million in 1Q21, against losses for ARS 2,798 million in 1Q20. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA for ARS 2,839 million. These results were partially offset by the recovery of the provision for the RDSA receivable in the amount of ARS 434 million, a positive change in the value of financial assets in the amount of ARS 344 million, lower losses on account of exchange differences for ARS 320 million resulting from a decrease in foreign currency-denominated debt and, lastly, lower financial interest charges in the amount of ARS 148 million.

Net income decreased by ARS 1,686 million, recording losses for ARS 656 million in 1Q21, against profits for ARS 1,030 million for the same period in 2020. This difference is mainly attributable to a lower operating income as a result of the tariff freeze in the amount of ARS 3,532 million and higher financial losses in the amount of ARS 1,541 million in 1Q21 compared to the same period of the previous year. These negative results were partially offset by higher results for exposure to changes in purchasing power (RECPAM) and lower income tax charges.

Adjusted EBITDA

Adjusted EBITDA showed ARS 930 million profits in 1Q21, ARS 3,639 million lower than in the same period of 2020, mainly on account of the lower operating income. There have been no EBITDA adjustments between the comparison periods.

In millon of Pesos	1Q
in constant purchising power	2021	2020	ΔARS	Δ%
Net operating income	(892)	2,640	(3,532)	na
Depreciation of property, plant and equipment	1,822	1,929	(107)	(6%)
EBITDA	930	4,569	(3,639)	(80%)

Edenor S.A. – 1Q21 Earnings Release	8

Capital Expenditures

edenor’s capital expenditures in 1Q21 totaled ARS 2,529 million, compared to ARS 1,962 million in 1Q20. Our investments mainly consisted of the following:

•	ARS 307 million in new connections;
•	ARS 1,298 million in grid enhancements;
•	ARS 524 million in maintenance;
•	ARS 31 million in legal requirements;
•	ARS 223 million in communications and telecontrol;
•	ARS 145 million in other investment projects.

Investments increased by 29% compared to the same period of the previous year, mainly as a result of the efforts made by the Company despite the reduction in the gross margin on account of the tariff freeze and the restrictions generated by the pandemic throughout the year. These higher investments compared to the same period of 2020 are mainly due to the recovery in 1Q of the delays caused in the previous months as a result of the preventive and mandatory social isolation (“ASPO”). The lack of predictability in the near future and the accumulated drop in demand registered over the last years may affect the pace of investments in the ambitious plan set by edenor, always making sure this slowdown does not affect compliance with service quality indicators, which have exceeded regulatory requirements. All this with the due care of our employees, contractors and customers, and the application of strict health, safety and hygiene protocols in each of the activities conducted under this unprecedented circumstance.

The investment highlights for the quarter were the commissioning of the new Ara San Juan and José C Paz substations, of 80 MVA each, which became operational in February and March this year.

Edenor S.A. – 1Q21 Earnings Release	9

Service Quality Standards

Quality standards are measured based on the duration and frequency of service outages using the SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the closing of the first quarter of 2021, SAIDI and SAIFI indicators were 11.7 hours and 4.4 outages per year over the last 12 months, evidencing a 18.3% and 22.1% improvement, respectively, compared to the same period of the previous year. In turn, these indicators are 26.8% and 14.8% lower than target values required by the RTI for the end of 2021. This recovery in service levels is mainly due to the ambitious plan devised by the company since 2014, the various improvements implemented in the operating processes, and the adoption of technology applied to the grid’s operation and management.

Edenor S.A. – 1Q21 Earnings Release	10

Energy Losses

In 1Q21, energy losses experienced a 16.6% decrease, against 18.4% for the same period of the previous year. Costs associated with these losses remained stable, experiencing a 44.6% decrease in real terms. This results in a ARS 682 million improvement in real terms.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

Over the last year, approximately 442 thousand inspections of Tariff 1 meters were conducted with a 57% efficiency, and more than 33,700 Integrated Energy Meters (MIDE) were installed. Regarding the recovery of energy, besides the customers put back to normal with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a striking rate of recidivism in fraud has been observed.

Indebtedness

As of March 31, 2021, the outstanding principal of our dollar-denominated financial debt amounts to USD 98.2 million, whereas the cash position net of financial debt amounts to USD 2.1 million. The financial debt consists exclusively of Corporate Bonds maturing in 2022. Lastly, after the closing of the quarter, on May 4th, treasury CBs in the amount of USD 110,000 were canceled, USD 98,057,000 remaining outstanding.

Edenor S.A. – 1Q21 Earnings Release	11

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 9 million people and an area of 4,637 sq. km. In 2020, edenor sold 20,179 GWh of energy and purchased 25,124 GWh (including wheeling system demands), with revenue from sales in the amount of ARS 103 billion adjusted by inflation as of March 2021. In turn, the company had negative net results in the amount of ARS 20 billion.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Edenor S.A. – 1Q21 Earnings Release	12

Condensed Interim Statements of Financial Position

as of March 31, 2021 and December 31, 2020

Values expressed in constant purchasing power

In million of Argentine Pesos in constant purchising power	03.31.2021	12.31.2020		03.31.2021	12.31.2020
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	141,864	141,077	Adjustment to share capital	41,227	41,227
Interest in joint ventures	11	13	Additional paid-in capital	569	569
Deferred tax asset	264	317	Treasury stock	31	31
Other receivables	33	48	Adjustment to treasury stock	887	887
Financial assets at amortized cost	160	270	Adquisition cost of own shares	(3,448)	(3,448)
Total non-current assets	142,332	141,725	Legal reserve	2,915	2,915
			Opcional reserve	48,213	48,213
Current assets			Other comprehensive loss	(246)	(246)
Inventories	2,082	2,112	Accumulated losses	(20,644)	(19,988)
Other receivables	296	705	TOTAL EQUITY	70,379	71,035
Trade receivables	14,952	15,982
Financial assets at amortized cost	162	88	LIABILITIES
Cash and cash equivalents	6,898	4,927	Non-current liabilities
Total current assets	26,919	26,323
			Trade payables	569	588
			Other payables	7,058	7,098
TOTAL ASSETS	169,251	168,048	Borrowings	9,023	9,330
			Deferred revenue	1,462	1,662
			Salaries and social security payable	352	343
			Benefit plans	918	846
			Deferred tax liability	27,044	26,777
			Provisions	2,783	2,746
			Total non-current liabilities	49,209	49,390

			Current liabilities
			Trade payables	39,293	37,291
			Other payables	4,791	3,387
			Borrowings	376	162
			Derivative financial instruments	1	1
			Deferred revenue	36	41
			Salaries and social security payable	3,352	4,218
			Benefit plans	84	95
			Tax payable	144	-
			Tax liabilities	1,233	2,024
			Provisions	353	404
			Total current liabilities	49,663	47,623
			TOTAL LIABILITIES	98,872	97,013

			TOTAL LIABILITIES AND EQUITY	169,251	168,048

Edenor S.A. – 1Q21 Earnings Release	13

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month period ended on March 31, 2021 and 2020

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	03.31.2021	03.31.2020
	ARS	ARS

Continuing operations
Revenue	21,023	29,365
Electric power purchases	(12,747)	(18,320)
Subtotal	8,276	11,045
Transmission and distribution expenses	(5,204)	(5,187)
Gross loss	3,072	5,858
Selling expenses	(2,438)	(2,432)
Administrative expenses	(1,327)	(1,183)
Other operating income	550	858
Other operating expense	(749)	(461)
Operating Profit (Loss)	(892)	2,640
Labilities regularization agreement
Financial income	14	11
Financial expenses	(4,428)	(1,738)
Other financial expense	75	(1,071)
Net financial expense	(4,339)	(2,798)
RECPAM	5,416	2,399
Profit (Loss) before taxes	185	2,241

Income tax	(841)	(1,211)
Profit (Loss) for the period	(656)	1,030

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(0.75)	1.18

Edenor S.A. – 1Q21 Earnings Release	14

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month period ended on March 31, 2021 and 2020

Expressed at historical values

In millon of Argentine Pesos in constant purchising power	03.31.2021	03.31.2020
	ARS	ARS

Continuing operations
Revenue	20,106	20,184
Electric power purchases	(12,179)	(12,586)
Subtotal	7,927	7,598
Transmission and distribution expenses	(3,906)	(2,580)
Gross loss	4,020	5,018
Selling expenses	(2,143)	(1,549)
Administrative expenses	(1,094)	(697)
Other operating expense, net	(169)	321
Operating Profit (Loss)	615	3,093
Financial income	13	4
Financial expenses	(4,324)	(1,242)
Other financial expense	107	(698)
Net financial expense	(4,205)	(1,936)

RECPAM
Profit (Loss) before taxes	(3,590)	1,157

Income tax	(261)	(791)
Profit (Loss) for the period	(3,851)	366

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(4.40)	0.42

Edenor S.A. – 1Q21 Earnings Release	15

Condensed Interim Statements of Cash Flows

for the three-month period ended on March 31, 2021 and 2020

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	03.31.2021	03.31.2020
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(656)	1,030
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	2,483	3,738

Changes in operating assets and liabilities:
Increase in trade receivables	(1,057)	(3,698)
Increase in trade payables	(3,902)	(1,475)
Income tax payment	-	(460)
Cammesa Commercial Financing	6,067	5,073
Others	670	(1,193)

Net cash flows provided by operating activities	3,605	3,015

Net cash flows used in investing activities	(2,114)	123

Net cash flows used in financing activities	(114)	(94)

Net (decrease) increase in cash and cash equivalents	1,377	3,044

Cash and cash equivalents at beginning of year	4,927	630
Exchange differences in cash and cash equivalents	595	(28)
Result for exposure to inflation in cash and cash equivalents	(1)	(12)
Net decrease in cash and cash equivalents	1,377	3,044
Cash and cash equivalents at the end of period	6,898	3,634

Supplemental cash flows information
Non-cash operating, investing and financing activities
Labilities regularization agreement
Acquisitions of property, plant and equipment through increased trade payables	(657)	(450)
Acquisitions of assets for rights of use through an increase in other debts	(64)	(77)

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A. – 1Q21 Earnings Release	16

Edenor S.A. – 1Q21 Earnings Release	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 10, 2021